FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Sahakian, Daniel D.

(Last) (First) (Middle)

c/o Uni-Marts, Inc.
477 East Beaver Avenue

(Street)

State College, PA 16801

(City) (State) (Zip)

2. Issuer Name **and** Ticker or Trading Symbol

Uni-Marts, Inc. UNI

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

171-62-3888

4. Statement for Month/Year

February 27, 2003

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

_X_ Director _X_ 10% Owner
___ Officer (give title below) ___ Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7) Nature of Indirect Beneficial Ownership
		Code	V	Amount	(A) or (D)	Price			
Common Stock	2/27/03	A		3,875	A	$1.29	418,593	D	
Common Stock							131,435	I	As Trustee (1) (2)
Common Stock							6,380	I	As Trustee (1) (3)
Common Stock							211,750	I	Held in Trust (1) (4)
Common Stock							278,900	I	By HFL Corporation
Common Stock							322,325	I	By Spouse (1)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Option - Right to Buy	$5.625						2/23/96	2/22/05	Common Stock	2,000		2,000	D	
Option - Right to Buy	$8.50						2/22/97	2/21/06	Common Stock	4,000		4,000	D	
Option - Right to Buy	$7.00						10/2/96	10/1/06	Common Stock	1,000		1,000	D	
Option - Right to Buy	$5.625						2/20/98	2/19/07	Common Stock	4,000		4,000	D	
Option - Right to Buy	$3.50						6/18/99	6/17/08	Common Stock	4,000		4,000	D	
Option - Right to Buy	$2.875						2/25/00	2/24/09	Common Stock	4,000		4,000	D	
Option - Right to Buy	$1.50						2/24/01	2/23/10	Common Stock	4,000		4,000	D	
Option - Right to Buy	$2.15						2/22/02	2/21/11	Common Stock	4,000		4,000	D	
Option - Right to Buy	$2.55						2/21/03	2/20/12	Common Stock	4,000		4,000	D	
Option - Right to Buy	$1.29	2/27/03	A		4,000		2/27/04	2/26/13	Common Stock	4,000		4,000	D	

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed to be an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2) The reporting person is one of two trustees of a trust for the benefit of his brother, Henry D. Sahakian.
(3) The reporting person is a trustee of a trust for the benefit of his sister-in-law, Seda Sahakian.
(4) Shares held by trust the beneficiary of which is the reporting person's son.

/s/ Daniel D. Sahakian
**Signature of Reporting Person

March 3, 2003
Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure